AMENDMENT 1

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of February 1, 2022 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Restated Distribution and Service Fee Agreement between Distributor and Trust, dated April 16, 2018

“Distributor”	ALPS Portfolio Solutions Distributor, Inc.

“Trust”	The Select Sector SDPR® Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Portfolio Solutions Distributor, Inc.		The Select Sector SPDR® Trust

By:	/s/ Stephen Kyllo	By:	/s/ Ellen M. Needham
Name:	Stephen Kyllo	Name:	Ellen M. Needham
Title:	SVP & Director	Title:	President

Schedule A to this Amendment

Amendments

As of the Effective Date, the Existing Agreement is amended as follows:

1.	The sixth “WHEREAS” clause is deleted in its entirety and replaced with the following:

“WHEREAS, the Distributor is entitled to receive from each Fund, as set forth in Section 4 of the Plans, the Distributor’s Fee and a remainder of fees (“Remainder Fees”), which shall not in the aggregated exceed the Current 12b-1 Fee, whereby the Remainder Fees shall be used by the Distributor as set forth in the Plans, including payments to ALPS Fund Services, Inc. (“ALPS”) pursuant to the Marketing Agreement dated as of the date hereof between the Trust and ALPS;”

2.	The seventh and eighth “WHEREAS” clauses are deleted in their entirety.

3.	Section 1 is deleted in its entirety and replaced with the following Section 1:

“1. The Parties agree that the Distributor shall receive from each Fund the Distributor’s Fee set forth in the Plans, subject to annual review and approval by the Board. This Agreement will remain in effect as long as the Plans and the Distribution Agreement are in effect, unless otherwise amended and modified by the Parties in writing.”

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.